Exhibit 11

Consent of Mark Petersen

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral reserve and resource estimates and the property descriptions included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2015, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 29th day of March, 2016

/s/ Mark Petersen
Name:	Mark A. Petersen
Title:	Vice President, Exploration of New Gold Inc. AIPG Certified Professional Geologist – CPG No 10563 SME Registered Member No 2519520